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                                                       MELAMINE CHEMICALS, INC.
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RIVER ROAD, HWY. 18 POST OFFICE BOX 748 DONALDSONVILLE, LA. 70346 TELEPHONE:
504-473-3121 FAX: 504-473-0550 TELEX: 810-952-6516

                                                               October 15, 1997

Dear Stockholder:

  I am pleased to report that on October 9, 1997, your Company entered into an agreement and plan of merger (the "Merger Agreement") with Borden Chemical, Inc. and its wholly-owned subsidiary, MC Merger Corp. ("Offeror"), pursuant to which Offeror has agreed to acquire the Company.

  In accordance with the Merger Agreement, Offeror has today commenced a tender offer (the "Offer") to purchase all outstanding shares of the Common Stock of the Company for $20.50 cash per share. If the Offer is successfully completed, Offeror will, by means of a merger of Offeror into the Company (the "Merger"), acquire for the same cash price all shares of Common Stock held by stockholders who do not tender their shares in the Offer and do not exercise their right to dissent from the Merger under Delaware law. The Offer is conditioned on at least 51% of the outstanding shares of Common Stock being validly tendered, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and certain other conditions.

  The Board of Directors of the Company has approved, by unanimous vote of the directors present, the Offer, the Merger and the Merger Agreement, and has determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders. The Board recommends that all stockholders accept the Offer and tender their shares pursuant thereto.

  Enclosed for your consideration are copies of Offeror's tender offer materials and the Company's Schedule 14D-9, all of which are being filed today with the Securities and Exchange Commission. These documents, which include a fairness opinion from the Company's financial adviser, should be read carefully. In particular, I call your attention to Item 4 of the Schedule 14D-9, which describes the reasons for the Board's recommendation.

                                          Sincerely,

                                          /s/ FREDERIC R. HUBER

                                          Frederic R. Huber
                                          President and Chief Executive
                                           Officer